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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated May 31, 2006
(Supplementing Preliminary Prospectus Dated May 26, 2006)
Registration Statement No. 333-131609

9,300,000 Shares
Common Stock
(excluding 1,395,000 shares to cover over-allotments)

On May 31, 2006, Alphatec Holdings, Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 to revise the range of the anticipated initial offering price and revise and update certain other disclosures that had been provided in its preliminary prospectus dated May 26, 2006. Disclosures in the preliminary prospectus included in Amendment No. 6 to the Registration Statement related to the change in price range include those set forth below. References to the "Securities Act," "HealthpointCapital," "Alphatec Holdings," "Alphatec Spine," "we," "us," and "our" are used in the manner described in the preliminary prospectus dated May 26, 2006. The term "Preliminary Prospectus" refers to the revised preliminary prospectus included in Amendment No. 6 to the Registration Statement and dated May 31, 2006.

Issuer:	Alphatec Holdings, Inc.
Common stock we are offering:	9,300,000 shares (excluding option to purchase up to 1,395,000 additional shares to cover over-allotments).
Estimated price to public:
$11.00 to $12.00. This represents a decrease from the price range of $13.00 to $15.00 indicated in the preliminary prospectus dated May 26, 2006 relating to these securities. The information below reflects the issuance of the common stock at an assumed initial public offering price of $11.50 per share, the mid-point of the revised anticipated price range.
Common stock to be outstanding after the offering:	32,953,476 shares
Corporate reorganization:	Based on an assumed initial offering price of $11.50 per share, we estimate that we will:
•
issue 2,043,422 shares of common stock and 2,608,572 shares of New Redeemable preferred stock to our existing stockholders in satisfaction of our non-cash redemption and dividend obligations which are described in the Preliminary Prospectus under "Description of Capital Stock—Reorganization Transactions";
• pay $46.5 million of the net proceeds from the offering to our existing stockholders in satisfaction of our cash redemption and dividend obligations referred to above; and

• issue 21,610,054 shares of our common stock upon conversion of all shares of each series of our common stock.
Estimated net proceeds and use of proceeds:
We estimate that our net proceeds from the sale of 9,300,000 shares of common stock in the offering will be approximately $93.0 million, assuming an initial public offering price of $11.50 per share, after deducting underwriting discounts and commissions and estimated offering costs. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $107.9 million.

We expect to use $37.1 million of the net proceeds from the offering to expand our sales and marketing activities, to support our research and development efforts, to fund the clearance or approval and subsequent commercialization of our near-term product candidates, and to acquire complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no present understandings, commitments or agreements to acquire any businesses products or technologies.
Based on the amounts outstanding at March 31, 2006, we anticipate using approximately $9.4 million of the net proceeds of the offering to reduce our outstanding indebtedness as follows:
• approximately $6.8 million to reduce current amounts outstanding under our $10.0 million revolving credit facility with Bank of the West, which may be reborrowed; and
•
approximately $2.6 million to repay a loan from the Chairman, President and Chief Executive Officer of Alphatec Pacific, which bears an effective interest rate of 18.46% to its scheduled maturity and is payable in monthly installments through May 2007.

We will use approximately $46.5 million of the net proceeds from the offering, or $61.4 million if the underwriters exercise their over-allotment option in full, to satisfy redemption and dividend obligations to our existing stockholders, which were approximately $100.0 million on May 22, 2006. Of such proceeds, $39.3 million will be used to satisfy our aggregate redemption obligations, and $7.2 million will be used to satisfy our aggregate dividend obligations.

Our estimated offering costs include $1.0 million to pay an advisory fee, and approximately $0.2 million to pay out of pocket costs which may be incurred, to HealthpointCapital, LLC, an affiliate of HealthpointCapital.

Of the net proceeds of the offering to be used to satisfy our redemption and dividend obligations to our existing stockholders, approximately $29.4 million will be paid to our executive officers, key employees and principal stockholders as described below under "Certain Relationships and Related Transactions—Corporate Reorganization".

Despite the decrease in the estimated price range of the anticipated price to the public, we believe that our current cash and cash equivalents, together with the net proceeds from the offering, after satisfaction of our redemption and dividend obligations to our existing stockholders, together with our short-term investments, revenues from our operations and Alphatec Spine's ability to draw down on its secured credit facilities will be sufficient to fund our projected operating requirements for at least the next 12 months. However, our operating plan may change as a result of many factors, including those described on pages 21 and 22 of the Preliminary Prospectus.
Pro forma as adjusted balance sheet data (unaudited):	As of March 31, 2006, adjusted to reflect the decrease in the net proceeds from the offering:
Cash and cash equivalents	$37,903,815
Working capital (deficit)	41,731,399
Total assets	152,837,845
Long-term debt, less current portion	1,558,025
Total stockholders' equity (deficit)	122,142,526
Pro forma as adjusted capitalization (unaudited):	As of March 31, 2006, adjusted to reflect the decrease in the net proceeds from the offering (in thousands, except share and par value data):
Long-term debt, less current portion	$1,558
Minority interest	3,120
Redeemable convertible preferred, Rolling common and Series C common stock, $0.0001 par value; actual—10,929,094 shares authorized; 8,781,011 shares issued and outstanding; pro forma as adjusted—no shares authorized, issued or outstanding	—
Stockholders' equity (deficit):
New Redeemable preferred stock, $0.0001 par value; actual—no shares authorized, issued or outstanding; pro forma as adjusted—15,000,000 shares authorized; 2,608,572 shares issued and outstanding	—

Common stock (excluding Rolling and Series C common stock) $0.0001 par value; actual—19,845,616 shares authorized; 5,714,750 shares issued and outstanding; pro forma as adjusted—200,000,000 shares authorized; 32,953,476 shares issued and outstanding	3
Additional paid-in capital	148,076
Accumulated other comprehensive income	87
Accumulated deficit	(26,023)

Total stockholders' equity (deficit)	122,143

Total capitalization	$126,821

Principal stockholders:	The percentage of shares of common stock beneficially owned as of April 15, 2006, as adjusted to reflect the sale of our common stock in the offering and to reflect the reorganization transactions, of HealthpointCapital is 38.0%, of Federal Insurance Company is 8.2%, of Ronald G. Hiscock is 1.4% and of all directors and officers as a group (16 persons) is 41.5%.
Registration rights and shares eligible for future sale:
Pursuant to a stockholders' agreement, following the completion of the offering, the holders of 24,163,339 million shares of common stock and shares of common stock issuable upon the exercise of outstanding options will have piggyback registration rights that entitle them to cause us to register those shares under the Securities Act. If we propose to register any of our common stock under the Securities Act, the holders of these registrable securities are entitled to include their common stock in the registration, subject to the certain conditions and limitations. In addition to the shares offered in the Preliminary Prospectus (except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act, and shares purchased in our directed share program, which will be subject to the one-year lock-up agreements described in the Preliminary Prospectus), beginning 180 days after the date of the Preliminary Prospectus, 23,580,164 shares will be eligible for sale in the public market, although in some cases, certain of these shares will be subject to certain volume limitations and certain restrictions under the 2005 Employee, Director and Consultant Stock Plan.

Certain Relationships And Related Transactions—Corporate Reorganization

        In connection with the consummation of the offering, we will complete the reorganization transactions described under "Description of Capital Stock" in the Preliminary Prospectus. The number of shares of common stock and New Redeemable preferred stock issuable and amounts payable to our existing stockholders in the reorganization transactions has changed based on the change in the anticipated price range.

        In the reorganization transactions, our directors, executive officers, key employees and security holders who beneficially own more than five percent of any class of our voting securities that will receive a combination of cash, common stock and New Redeemable preferred stock are as follows:

	Shares of Common Stock	Cash	Shares of New Redeemable Preferred Stock
Directors and Executive Officers
John H. Foster	—	$—	—
Ronald G. Hiscock	6,473	147,322	8,264
Trent J. Northcutt	6,103	138,911	7,791
Vicky A. Romanosk	784	17,879	1,002
Scott A. Wiese	431	9,825	551
Herbert J. Bellucci	343	7,846	439
Ebun S. Garner, Esq.	199	4,571	255
Steven Reinecke	275	6,278	352
Brian Plotkin	115	2,627	147
Kimberly Bradshaw	68	1,569	87
Mortimer Berkowitz III	—	—	—
R. Ian Molson	22,644	515,278	28,907
Stephen E. O'Neil	283	6,457	362
Other Key Employees
Laszlo Adam	3,173	72,209	4,051
Shunshiro "Roy" Yoshimi	22,362	508,847	28,546
Five Percent Stockholders
HealthpointCapital	894,446	20,352,686	1,141,805
Federal Insurance Company	335,419	7,632,306	428,179

Dilution

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value, our tangible assets less total liabilities, by the number of outstanding shares of our common stock.

        After giving effect to the reorganization transactions, including the conversion of each share of each series of our outstanding common stock into 3.57 shares of common stock, and the sale of 9,300,000 shares of common stock by us at an assumed initial public offering price of $11.50 per share and the application of the net proceeds therefrom as described under "Use of Proceeds" in the Preliminary Prospectus, our pro forma net tangible book value as of March 31, 2006 would be $48.4 million, or $1.47 per share. This represents an immediate increase in the pro forma net tangible book value (deficit) of $6.34 per share to existing stockholders and an immediate dilution of $10.03 per share to new investors purchasing shares in the offering at an assumed initial public offering price of $11.50 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.50
Historical net tangible book value (deficit) per share as of March 31, 2006	$(4.87)
Increase in pro forma net tangible book value per share attributable to new investors and the reorganization transactions	6.34

Pro forma net tangible book value per share after the offering		1.47

Dilution per share to new investors in the offering		$10.03

        If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share would decrease to $1.41, and the dilution per share to new investors would be $10.09. If all outstanding stock options with exercise prices less than the initial public offering price were exercised, the pro forma net tangible book value per share would increase to $1.50, and the dilution per share to new investors would decrease to $10.00. If the underwriters exercise their over-allotment in full and all outstanding stock options with exercise prices less than the initial public offering price were exercised, the pro forma net tangible book value per share would decrease to $1.44, and the dilution per share to new investors would increase to $10.06.

        The following table shows, on a pro forma basis, as of March 31, 2006, after giving effect to the reorganization transactions upon the closing of the offering, the differences between our existing stockholders and investors in the offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and the price per share paid by investors in the offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	23,653,476	72%	$47,083,085	31%	$1.99
New investors	9,300,000	28%	$106,950,000	69%	$11.50

Total	32,953,476	100%	$154,033,085	100%

        Assuming the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders will be reduced to 69% and the number of shares of common stock held by new investors will be increased to 10,695,000, or 31%. Assuming that all stock options with exercise prices less than the initial public offering price are exercised, the percentage of shares of common stock held by existing stockholders will be 72% and the percentage of shares of common stock held by new investors will be 28%. Assuming the underwriters' over-allotment option is exercised in full, and that all stock options with exercise prices less than the initial public offering price are exercised, the percentage of shares of common stock held by existing stockholders will be reduced to 69% and the number of shares of common stock held by new investors will be increased to 10,695,000, or 31%.

        Unless otherwise noted, the data above assumes no exercise of any stock options or the underwriters' over-allotment option to purchase up to 1,395,000 shares of our common stock. As of April 15, 2006 there were:

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  509,863 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.88 per share; and

  •
  79,812 shares of our common stock reserved for future issuance under our stock plan as of April 15, 2006 and an additional 4,258,000 shares of our common stock to be reserved upon consummation of the offering for future issuance under our stock plan.

Alphatec Holdings has filed a registration statement (including a prospectus that has been amended to include the information in this free writing prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Alphatec Holdings has filed with the SEC for more complete information about Alphatec Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Alphatec Holdings, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

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Certain Relationships And Related Transactions—Corporate Reorganization
Dilution